Filed by Bill Barrett Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bill Barrett Corporation

(Commission File No. for Registration Statement on

Form S-4 filed by Red Rider Holdco, Inc.: 333-222275)

Press Release

For immediate release

Company contact: Larry C. Busnardo, Vice President, Investor Relations, 303-312-8514

Bill Barrett Corporation Announces Record Date and Meeting Date for Special Meeting

Regarding Proposed Strategic Combination with Fifth Creek Energy

DENVER – February 14, 2018 – Bill Barrett Corporation (the “Company”) (NYSE: BBG) today announced that it has established a record date of February 13, 2018 and a meeting date of March 16, 2018 for a special meeting of its stockholders, which will be held at 8:30 a.m. Mountain Time at the Company’s offices at 1099 18th Street, Suite 2300, Denver, Colorado 80202. At the special meeting, stockholders will vote on, among other items, the previously announced strategic business combination with Fifth Creek Energy Company, LLC (“Fifth Creek”) pursuant to the Agreement and Plan of Merger dated December 4, 2017 (the “transaction”).

Bill Barrett Corporation stockholders of record at the close of business on February 13, 2018, will be entitled to receive notice of the special meeting and to vote at the special meeting.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, the Company and Fifth Creek caused the newly formed company (“Holdco”) to file with the SEC a registration statement on Form S-4, which includes a prospectus with respect to the shares of Holdco to be issued in the proposed transaction and a proxy statement of the Company with respect to the obtaining of stockholder approval for the transaction. The registration statement was declared effective by the SEC on February 13, 2018. On or about February 14, 2018, the Company commenced mailing the definitive proxy statement/prospectus to its stockholders of record as of the close of business on February 13, 2018. The Company and Holdco also plan to file other documents with the SEC regarding the proposed merger. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors may obtain free copies of the proxy statement/prospectus and other documents containing important information about Holdco, the Company and Fifth Creek through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company are available free of charge on the Company’s internet website at www.billbarrettcorp.com under the tab “Investors” and then under the tab “SEC Filings” or by contacting the Company’s Investor Relations Department at (303) 293-9100.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

Holdco, the Company, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the Company’s directors and executive officers is set forth in the Company’s public filings with the SEC, including its definitive proxy statement filed with the SEC on April 6, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of these documents can be obtained as described in the preceding paragraph.

ABOUT BILL BARRETT CORPORATION

Bill Barrett Corporation (NYSE: BBG), headquartered in Denver, Colorado, develops oil and natural gas in the Rocky Mountain region of the United States. Additional information about the Company may be found on its website www.billbarrettcorp.com.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Bill Barrett (the “Company”) cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements regarding the anticipated closing date of the transaction, the successful closing of the transaction and the integration of the Company and Fifth Creek, the combined company’s plans and prospective business mix, margins, transitional costs and integration to achieve the synergies and the timing of such costs and synergies and earnings and other statements that are not historical facts. These forward-looking statements are based on numerous assumptions and are subject to risks, uncertainties and other factors that could cause actual results and events to differ materially from those expressed or implied by these forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to: risks and uncertainties relating to the transaction, including the possibility that the transaction does not close when expected or at all because conditions to closing are not satisfied on a timely basis or at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; timing of the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; oil, natural gas liquids (“NGLs”) and natural gas price volatility, including regional price differentials; changes in operational and capital plans; costs, availability and timing of build-out of third party facilities for gathering, processing, refining and transportation; delays or other impediments to drilling and completing wells arising from political or judicial developments at the local, state or federal level, including voter initiatives related to hydraulic fracturing; development drilling and testing results; the potential for production decline rates to be greater than expected; regulatory delays, including seasonal or other wildlife restrictions on federal lands; exploration risks such as drilling unsuccessful wells; higher than expected costs and expenses, including the availability and cost of services and material and our potential inability to achieve expected cost savings; unexpected future capital expenditures; economic and competitive conditions; debt and equity market conditions, including the availability and costs of financing to fund the Company’s operations; the ability to obtain industry partners to jointly explore certain prospects, and the willingness and ability of those partners to meet capital obligations when requested; declines in the values of our oil and gas properties resulting in impairments; changes in estimates of proved reserves; compliance with environmental and other regulations; derivative and hedging activities; risks associated with operating in one major geographic area; the success of the Company’s risk management activities; title to properties, including those to be acquired in the transaction; litigation, including litigation concerning the transaction; environmental liabilities; and other uncertainties, as well as those factors discussed in this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2016 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017 under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” and in other documents incorporated by reference in this prospectus supplement. The information contained herein speaks as of the date hereof and the Company undertakes no obligation to update or revise its forward-looking statements, whether as a result of changes in internal estimates or expectations, new information, subsequent events or circumstances or otherwise.

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